EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Northwest Airlines Corporation for the registration of 27,777,778 shares of its common stock and to the incorporation by reference therein of our report dated March 13, 2007, with respect to the consolidated financial statements and schedule of Northwest Airlines Corporation, Northwest Airlines Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Northwest Airlines Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

Minneapolis, Minnesota

March 27, 2007

/s/ Ernst & Young LLP